Exhibit (i)

ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

July 27, 2005

ProFunds

7501 Wisconsin Avenue, Suite 1000

Bethesda, Maryland 20814

Ladies and Gentlemen:

We are furnishing this opinion in connection with the proposed offer and sale by ProFunds, a Delaware statutory trust (the “Trust”), of shares of beneficial interest of Short Oil & Gas ProFund, Short Precious Metals ProFund, Short Real Estate ProFund, Short Utilities ProFund, ProFund VP Short Oil & Gas, ProFund VP Short Precious Metals, ProFund VP Short Real Estate and ProFund VP Short Utilities (collectively, the “Shares”) pursuant to post-effective amendment No. 42 on Form N-1A (the “Post-Effective Amendment”) under the Securities Act of 1933, as amended.

We are familiar with the action taken by the Trustees of the Trust to authorize the issuance of the Shares. We have examined the Trust’s By-Laws and its Agreement and Declaration of Trust, as amended (the “Declaration of Trust”) and such other documents as we deem necessary for the purposes of this opinion. We assume that upon sale of the Shares the Trust will receive the net asset value thereof.

Based upon the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares, and that, when the Shares are issued and sold, they will be validly issued, fully paid and nonassessable by the Trust.

We consent to the filing of this opinion as an exhibit to the Post-Effective Amendment.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP